JUPITERS LIMITED ABN 78 010 741 045 Level 9, Niecon Tower 17 Victoria Avenue PO Box 1400 Broadbeach QLD 4218 Australia Telephone 07 5584 8900 Facsimile 07 5538 6315

26 November 2002

Ref: 67 SX-02

The Manager
Company Announcements Office
The Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MOTIONS PUT TO THE ANNUAL GENERAL MEETING - 26 NOVEMBER 2002

We advise that the following motions were put to the Annual General Meeting of the Company on 26 November 2002. For details please refer to the Notice of Meeting issued 25 October 2002. The table below lists the outcome of each motion. The resolutions were decided by a show of hands.

Motion	Resolved	Proxy Details
		For	Against	Abstain	Open	Total
ORDINARY RESOLUTIONS
1. Reports and Financial Statements	For	89,326,633	28,500	819,121	9,375,260	99,549,514
2. Re-election of John Douglas Story as a Director	For	89,393,501	100,825	668,012	9,387,176	99,549,514
3. Election of Penelope Morris as a Director	For	89,060,634	165,175	936,779	9,386,926	99,549,514
4. Appointment of Ernst & Young as auditor	For	89,497,891	61,337	619,570	9,370,716	99,549,514
5. Dividend Reinvestment Plan	For	88,922,241	421,081	855,682	9,350,510	99,549,514
SPECIAL RESOLUTIONS
6. Amendment of Constitution	For	83,801,091	5,489,338	705,751	9,553,334	99,549,514

Yours faithfully

LAURENCE M CARSLEY
COMPANY SECRETARY